SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

February 8, 2012

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period August 26, 2011 to February 8, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	February 8, 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 2 AWC

Alumina Limited notes the attached Alcoa of Australia announcement today advising that it will conduct a review of the future of the Point Henry aluminium smelter in Geelong Victoria.

For investor enquiries:	For media enquiries:
Ben Pitt Investor Relations Manager Phone: +61 3 8699 2609 ben.pitt@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

Alumina Limited

ABN 85 004 820 419

/s/ Stephen Foster	GPO Box 5411
Stephen Foster	Melbourne Vic 3001
Company Secretary	Australia

8 February 2012	Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com

Alcoa to review future of Point Henry Smelter in Geelong, Victoria

Alcoa announced today that it has commenced a review of the future viability of its Point Henry aluminium smelter in Geelong, Victoria, in the face of continuing difficult global economic conditions for the smelting industry.

The current global economic conditions are severely impacting the aluminium industry, with various companies, including Alcoa, announcing the review, closure or curtailment of smelters in Australia and overseas.

“A combination of factors, including metal prices, input costs and exchange rates, have resulted in the Point Henry smelter becoming unprofitable,” said Alan Cransberg, Alcoa of Australia Managing Director.

“Together with our employees, we have worked hard to minimise costs and improve margins, but the current situation makes it difficult for Point Henry to be globally competitive in the foreseeable future.

“Our goal is for Point Henry to continue operating and meet its profitability targets. However one possible outcome of the review is that production at Point Henry may be curtailed.

“I know this is unsettling news that creates uncertainty for our employees and the many people that depend on the smelter for their livelihood.

“We will do all we can to ensure the smelter is competitive.”

Mr Cransberg said Alcoa hopes to complete the review by the end of June and make a decision about the smelter’s future at that time. The associated aluminium rolling mill at Point Henry and Anglesea power station are not included in the review.

He said it is important to note that the review has not been prompted by a future price on carbon. The present situation is a result of low metal prices, a high Australian dollar, and input costs. The future price on carbon would be an additional cost, however Point Henry smelter is already losing money.

- ENDS -

Media contact:

Nichola Holgate 0409 036 948 nichola.holgate@alcoa.com.au

See www.alcoa.com.au for all news releases.

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2012 – 1 AWC

ALCOA REPORTS 2011 4th QUARTER RESULTS

Alumina Limited notes Alcoa Inc’s fourth quarter 2011 earnings announcement.

Alcoa World Alumina & Chemicals’ results for the quarter were impacted by lower aluminium and alumina prices and ongoing cost pressures. Alumina Limited CEO, John Bevan, commented, “The impact of the difficult market conditions and some restructuring initiatives on AWAC’s quarterly result was partly offset by productivity gains, the transition towards index/spot pricing for smelter grade alumina and the after-tax profit of US$30 million from the sale of land in Australia, which was surplus to requirements”.

Alumina Limited also notes that its 40% share of Alcoa World Alumina & Chemicals is included in Alcoa Inc’s reported Net Income Attributable to Non-controlling Interests (Alcoa NCI):

4th Quarter 2011	2011 Year-To-Date

Alcoa NCI	Alcoa NCI

US$28 million	US$194 million

It should be noted that there are other minority interests within the Alcoa NCI. These amounts are unaudited and do not include accounting adjustments for differences between US Generally Accepted Accounting Principles and A-IFRS, and are prior to Alumina Limited’s own corporate and finance costs.

Attached to this announcement is a summary of some information relating to the production of alumina.

Alcoa World Alumina & Chemicals production of alumina for the fourth quarter was 15.7 million tonnes. Alumina Limited received dividends of US$231 million for the 2011 year.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

For investor enquiries:	For media enquiries:
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

/s/ Stephen Foster	Alumina Limited
Stephen Foster	ABN 85 004 820 419 GPO Box 5411 Melbourne Vic 3001 Australia Level 12 IBM Centre 60 City Road Southbank Vic 3006 Australia Tel +61 (0)3 8699 2600 Fax +61 (0)3 8699 2699 Email info@aluminalimited.com
Company Secretary

10 January 2012

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange Limited

Public Announcement 2011 – 36AWC

APPOINTMENT OF CHIEF FINANCIAL OFFICER

The Alumina Limited CEO, Mr John Bevan announced today that Mr Chris Thiris has been appointed to the position of Chief Financial Officer, effective, Tuesday 13 December 2011. Mr Thiris has been Interim Chief Financial Officer since 15 September 2011.

Mr Thiris was previously Finance Director and acting Chief Executive Officer of Orchard Funds Limited.

Mr Bevan said “I am extremely pleased that Chris will join Alumina Limited as Chief Financial Officer. I believe he will contribute significantly in the Alumina Executive team and as a member of the AWAC Strategic Council”.

/s/ Stephen Foster	Alumina Limited
Stephen Foster Company Secretary	ABN 85 004 820 419
GPO Box 5411
13 December 2011	Melbourne Vic 3001
Australia
Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2011 – 35AWC

Director Retirement

As foreshadowed in the Company’s announcement of 14 October 2011, Mr Don Morley retired today as Chairman and Non-executive Director of the Company. Mr John Pizzey has succeeded Mr Morley as Chairman.

Attached for release is a public announcement concerning Directors’ interests.

For investor enquiries:	For media enquiries:
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

Alumina Limited
ABN 85 004 820 419
/s/ Stephen Foster	GPO Box 5411
Stephen Foster Company Secretary	Melbourne Vic 3001
Australia
30 November 2011	Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ALUMINA LIMITED

ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Donald Marshall Morley

Date of last notice	9 June 2009

Date that director ceased to be director	30 November 2011

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
602,064	Fully paid Alumina Limited ordinary shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest 1. Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities
Securities held by the Morley Superannuation Fund of which Mr Morley is a beneficiary	279,418 fully paid Alumina Limited ordinary shares
Securities held by spouse, Mrs Jane Morley	70,188 fully paid Alumina Limited ordinary shares

Part 3 – Director’s interests in contracts

Detail of contract	NIL

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates 2.

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2011 – 33AWC

Chairman Retirement and Appointment

The Alumina Limited Board today advises that Mr Don Morley will retire as Chairman and a Non-executive Director on 30 November 2011. Mr John Pizzey will succeed Mr Morley as Chairman.

Mr Pizzey joined the Alumina Limited Board as a Non-executive Director in 2007 and is Chairman of the Board’s Audit Committee. Mr Pizzey has extensive experience in the global mining and mineral processing sectors, having held a number of senior executive positions with Alcoa Inc (USA), as well as being an independent Director of the London Metal Exchange from 1998 and its Chairman in 2003. Mr Pizzey retired from executive positions with Alcoa and the LME prior to his return to Australia in 2004. Mr Pizzey has held a number of directorships and is currently Chairman of Iluka Limited and a director of Amcor Limited. Mr Pizzey is a very well qualified successor to Mr Morley and the Board looks forward to him leading the Company as Chairman. It is intended that Mr Peter Wasow will succeed Mr Pizzey as Chairman of the Board’s Audit Committee.

In making this announcement, the Board pays special tribute to the outstanding contribution Mr Morley has made to Alumina Limited over the nine years of dedicated service as Chairman. Mr Morley has been Chairman of Alumina Limited since its demerger in December 2002.

For investor enquiries:	For media enquiries:
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

Alumina Limited
ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
/s/ Stephen Foster	Australia
Stephen Foster Company Secretary	Level 12 IBM Centre
60 City Road
14 October 2011	Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange

Public Announcement 2011 – 32 AWC

ALCOA REPORTS 2011 3rd QUARTER RESULTS

Alumina Limited notes Alcoa Inc’s third quarter 2011 earnings announcement.

Alcoa World Alumina & Chemicals results for the quarter benefited from improved productivity performance, partially offset by higher energy and raw material costs. Alumina Limited CEO, John Bevan, commented, “The industry continues to operate at high utilisation levels and the alumina market remains balanced”.

The published Platts’ alumina price assessment averaged US$372 per tonne (FOB Australia) for the third quarter.

AWAC production of alumina for the third quarter was 4.0 million tonnes.

Alumina Limited received US$65 million of fully franked dividends from the AWAC joint venture during the quarter.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2010.

For investor enquiries:	For media enquiries:
John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

Alumina Limited
ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
/s/ Stephen Foster	Australia
Stephen Foster Company Secretary	Level 12 IBM Centre
60 City Road
12 October 2011	Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com

To:	The Manager

Announcements

Company Announcements Office

Australian Securities Exchange Limited

Public Announcement 2011 – 31AWC

Interim Chief Financial Officer

The Alumina Limited CEO, Mr John Bevan, announced today that Mr Chris Thiris has been appointed as Interim Chief Financial Officer, effective 15 September 2011. Mr Thiris was previously Finance Director and acting Chief Executive Officer of Orchard Funds Limited. The Company is continuing its search for a permanent appointment of a Chief Financial Officer.

/s/ Stephen Foster
Stephen Foster Company Secretary

15 September 2011	Alumina Limited
ABN 85 004 820 419
GPO Box 5411
Melbourne Vic 3001
Australia
Level 12 IBM Centre
60 City Road
Southbank Vic 3006
Australia
Tel +61 (0)3 8699 2600
Fax +61 (0)3 8699 2699
Email info@aluminalimited.com